Exhibit 99.1

BAYTEX ANNOUNCES RECEIPT OF PROPOSAL LETTER
FROM THE CANADA REVENUE AGENCY

CALGARY, ALBERTA (November 4, 2014) – Baytex Energy Corp. (“Baytex”) (TSX, NYSE: BTE) announces that certain of its indirect subsidiaries have received a letter (the “Proposal Letter”) from the Canada Revenue Agency (the “CRA”) advising that, subject to submissions by Baytex, the CRA is proposing to reassess those subsidiaries to deny non-capital loss deductions relevant to the calculation of income taxes for the years 2011 through 2013.

In 2010, Baytex acquired several private entities with accumulated non-capital losses of $591 million. The proposed reassessments seek to disallow the deduction of these non-capital losses under the general anti-avoidance rule of the Income Tax Act (Canada).

If the non-capital losses that have been claimed to-date were ultimately disallowed, it is expected to result in an estimated liability for the previous taxation years of approximately $57 million and a reduction of approximately $262 million of non-capital losses which could otherwise be available to reduce income taxes in subsequent taxation years.

Baytex will vigorously defend its tax filing position. In management’s view, the CRA’s proposed reassessments of the Baytex subsidiaries, and certain of its recent reassessments of other Canadian companies, is part of a broader initiative on the CRA’s part to challenge companies with respect to the use of tax attributes. Baytex has received advice from its tax advisors that it should be entitled to deduct the non-capital losses and is of the opinion that its tax filings to-date are correct. Baytex intends to file its future tax returns in a manner consistent with previous filings.

Baytex is preparing a response to the Proposal Letter and failing a resolution of the matter, the CRA then may proceed to issue notices of reassessment. If the CRA reassesses the Baytex subsidiaries as described in the Proposal Letter, Baytex will have 90 days from the issuance of notices of reassessment to prepare and file notices of objection which would be reviewed by the CRA’s Appeals Division. Within a prescribed period, Baytex would have a right to appeal to the Tax Court of Canada. If notices of reassessment are received, Baytex currently estimates that the ultimate resolution of the matter may take two to four years.

Baytex confirms that the proposed reassessments, if issued, are not expected to affect Baytex’s long-term business model.

Advisory Regarding Forward-Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian securities legislation (collectively, "forward-looking statements"). In some cases, forward-looking statements can be identified by terminology such as "anticipate", "believe", "continue", "could", "estimate", "expect", "forecast", "intend", "may", "objective", "ongoing", "outlook", "potential", "project", "plan", "should", "target", "would", "will" or similar words suggesting future outcomes, events or performance. The forward-looking statements contained in this press release speak only as of the date thereof and are expressly qualified by this cautionary statement.

Baytex Energy Corp.
Press Release - November 4, 2014

Specifically, this press release contains forward-looking statements relating to but not limited to: the proposed reassessment of our tax filings by the CRA; the potential taxes owing and reduction of non-capital losses if the reassessment by the CRA is successful; our intention to defend the proposed reassessments if issued by the CRA; our view of our tax filing position; our intention to file our future tax returns in a manner consistent with previous filings; the length of time it would take to resolve the reassessments; and the effect of the proposed reassessments by the CRA on our business model. Although Baytex believes that the expectations and assumptions upon which the forward-looking statements are based are reasonable, undue reliance should not be placed on the forward-looking statements because Baytex can give no assurance that they will prove to be correct.

These forward-looking statements are based on certain key assumptions regarding, among other things: the availability and amount of the non-capital losses; expectations and assumptions concerning prevailing tax laws and the potential amount that could be assessed as additional tax and arrears interest by the CRA; and the precedential value of historical Canadian tax case law. Readers are cautioned that such assumptions, although considered reasonable by Baytex at the time of preparation, may prove to be incorrect.

Actual results achieved will vary from the information provided herein as a result of numerous known and unknown risks and uncertainties and other factors. Such factors include, but are not limited to: imprecision and uncertainty in estimates of tax deductions available to us; the interpretation of tax legislation and regulations applicable to us; the risk that the CRA could elect to challenge our tax filings and such challenge is successful which could potentially negatively affect the availability or quantum of the non-capital losses; the risk that the tax impact to us, in the event the non-capital losses are not available, is materially different than those currently contemplated; any reassessment of our tax filings and the continuation or timing of any such process is outside our control; litigation risk associated with a challenge to our tax filings; changes to tax legislation and administrative policies; and other factors, many of which are beyond our control. Additional risk factors are discussed in our Annual Information Form, Annual Report on Form 40-F and Management's Discussion and Analysis for the year ended December 31, 2013, as filed with Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission.

Readers are cautioned that the foregoing list of risk factors is not exhaustive. New risk factors emerge from time to time, and it is not possible for management to predict all of such factors and to assess in advance the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

The above summary of assumptions and risks related to forward-looking statements in this press release has been provided in order to provide shareholders and potential investors with a more complete perspective on Baytex’s current and future operations and such information may not be appropriate for other purposes. There is no representation by Baytex that actual results achieved will be the same in whole or in part as those referenced in the forward-looking statements and Baytex does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities law.

Baytex Energy Corp.

Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford in the United States. Approximately 85% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs
Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com